Filed Pursuant To Rule 433

Dated July 7, 2009

Registration Statement No. 333-159477

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated July 7, 2009

Issuer:	Wisconsin Power and Light Company

Size:	$250,000,000

Security Type:	Debentures

Maturity Date:	July 15, 2019

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2010

Coupon:	5.00%

Price to Public	99.385%

Yield to Maturity:	5.079%

Benchmark Treasury:	3.125% due May 15, 2019

Benchmark Treasury Yield:	3.479%

Spread to Benchmark Treasury:	+ 160 bps

Optional Redemption—Reinvestment Rate:	Make-whole call at T + 25 bps

Trade Date:	July 7, 2009

Settlement Date:	July 10, 2009 (T+3)

CUSIP:	976826 BG1

ISIN:	US976826BG12

Underwriters:

Joint Book-Running Managers

Banc of America Securities LLC

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

UBS Securities LLC

Co-Managers

Commerzbank Capital Markets Corp.

Mizuho Securities USA Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Banc of America Securities LLC by calling 1-800-294-1322 or from Wells Fargo Securities, LLC by calling 1-800-326-5897.